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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
                            Tender Offer Statement
     Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                              (Amendment No.10)

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                                  HEI, Inc.
                          (Name of Subject Company)

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                             FANT INDUSTRIES INC.
                                   (Bidder)

                   COMMON STOCK, PAR VALUE $0.05 PER SHARE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

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                                  404160103
                    (CUSIP Number of Class of Securities)

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                               ANTHONY J. FANT
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             FANT INDUSTRIES INC.
                             2154 HIGHLAND AVENUE
                             BIRMINGHAM, AL 35205
                          TELEPHONE: (205) 933-1030
     (Name, Address and Telephone Number of Persons Authorized to Receive
               Notices and Communications on Behalf of Bidder)

                                  Copies To:

                            MICHAEL A. KING, ESQ.
                               BROWN & WOOD LLP
                            ONE WORLD TRADE CENTER
                           NEW YORK, NY 10048-0557
                          TELEPHONE:  (212) 839-5546

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     Fant Industries Inc. hereby amends and supplements its Tender Offer
Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.10.

     The Offer to Purchase included as Exhibit (a)(1) to the Statement and incorporated in the Statement by reference, as amended, is hereby amended as follows:

1. The first full paragraph of the cover page is amended and restated as follows:

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES OF COMMON STOCK, INCLUDING THE RIGHTS (AS DEFINED HEREIN) ASSOCIATED THEREWITH, WHICH CONSTITUTES 11.5% OF THE TOTAL NUMBER OF OUTSTANDING SHARES OF COMMON STOCK (AND RIGHTS) OF HEI, INC. (THE "COMPANY") (THE "MINIMUM TENDER CONDITION"), (2) THE ELECTION, BY BOARD RESOLUTION OR SHAREHOLDER VOTE, OF A SUFFICIENT NUMBER OF PURCHASER'S DIRECTOR NOMINEES TO CONSTITUTE A MAJORITY OF THE COMPANY'S BOARD OF DIRECTORS (THE "CHANGE OF CONTROL CONDITION"), (3) REDEMPTION OF THE RIGHTS BY THE BOARD OF DIRECTORS OF THE COMPANY, OR PURCHASER HAVING DETERMINED IN ITS REASONABLE DISCRETION THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER (THE "BOARD ACTION CONDITION"), AND (4) THE ACQUISITION OF SHARES IN THE OFFER HAVING BEEN APPROVED IN ACCORDANCE WITH THE REQUIREMENTS OF THE MINNESOTA CONTROL SHARE ACT (AS DEFINED HEREIN) AND ACCORDED FULL VOTING RIGHTS, OR PURCHASER HAVING DETERMINED IN ITS REASONABLE DISCRETION THAT SUCH STATUTE IS INAPPLICABLE TO THE OFFER OR THAT IT OTHERWISE WILL NOT HAVE THE EFFECT OF DENYING VOTING RIGHTS TO THE SHARES ACQUIRED BY PURCHASER IN THE OFFER (THE "CONTROL SHARE CONDITION").

2.   The first paragraph of page 6 is amended and restated as follows:

         Board Action Condition. THE OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED IN ITS REASONABLE DISCRETION THAT THE BOARD HAS IRREVOCABLY TAKEN ALL ACTIONS NECESSARY TO REDEEM THE RIGHTS OR PURCHASER HAVING DETERMINED IN ITS REASONABLE DISCRETION THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER.

3.   The sixth paragraph of page 6 is amended and restated as follows:

         The Control Share Condition. THE OFFER IS CONDITIONED UPON PURCHASER'S ACQUISITION OF SHARES IN THE OFFER HAVING BEEN APPROVED IN ACCORDANCE WITH THE REQUIREMENTS OF THE MINNESOTA CONTROL SHARE ACT (AS DEFINED BELOW) AND ACCORDED FULL VOTING RIGHTS, OR PURCHASER HAVING DETERMINED IN ITS REASONABLE DISCRETION THAT SUCH ACT IS INAPPLICABLE TO THE OFFER OR THAT IT OTHERWISE WILL NOT HAVE THE EFFECT OF DENYING VOTING RIGHTS TO THE SHARES ACQUIRED BY PURCHASER IN THE OFFER.

4. The fifth and sixth paragraphs of page 13 are amended and restated as follows:

         Upon the terms and subject to the conditions of the Offer
     (including if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay the Maximum Number of Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the later to occur of the Expiration Date and the satisfaction or waiver of the conditions set forth in Section 12. All questions as to the satisfaction of such terms and conditions will be determined by Purchaser in its reasonable discretion, which determination will be final and binding. See Sections 1 and 12.

         Purchaser expressly reserves the right, in its reasonable discretion and subject to the rules of the Commission, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

5.   The third full paragraph of page 29 is amended and restated as follows:

         Notwithstanding any other term of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, in its reasonable discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares and may terminate the Offer, if, in the reasonable judgment of Purchaser (i) at or prior to the Expiration Date, the Control Share Condition has not been satisfied, or (ii) at any time on or after March 10, 1998 and before the Expiration Date, any of the following events or conditions exist or shall occur and remain in effect or shall be determined by Purchaser to exist or have occurred:

6. Subitem (v) of the fourth full paragraph of page 29 is amended and restated as follows:

     (v) otherwise, in the reasonable judgment of Purchaser, might materially adversely affect Purchaser or the value of the Shares;

7.   The second full paragraph of page 30 is amended and restated as follows:

         (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company which, in the reasonable judgment of Purchaser, is or may be materially adverse, or Purchaser shall have become aware of any fact which, in the reasonable judgment of Purchaser, has or may have material adverse significance with respect to either the value of the Company or the value of the Shares to Purchaser;

8. Subitem (iii) of the third full paragraph of page 30 is amended and restated as follows:

     (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Purchaser, might materially adversely affect the extension of credit by banks or other lending institutions;

9. Subitem (vi) of the fourth full paragraph of page 30 is amended and restated as follows:

     (vi) incurred any debt otherwise than in the ordinary course of business or any debt containing, in the reasonable judgment of Purchaser, burdensome covenants or security provisions;

10. Subitem (viii) of the fourth full paragraph of page 30 is amended and restated as follows:

     (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that, in Purchaser's reasonable opinion, could adversely affect either the value of the Company or any of its subsidiaries, or the value of the Shares to Purchaser;

11.  The fourth full paragraph of page 31 is amended and restated as follows:

     (i) any approval, permit, authorization, consent or other action of any domestic or foreign governmental, administrative or regulatory agency, authority, tribunal or third party shall not have been obtained on terms satisfactory to Purchaser, in its reasonable discretion, which, in the reasonable judgement of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates) giving rise to any such condition, makes it advisable to proceed with the Offer and/or with such acceptance for payment or payment. The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser, in its reasonable discretion, regardless of the circumstances (including any action or omission by Purchaser) giving rise to any such conditions or may be waived by Purchaser in its reasonable discretion, in whole or in part, at any time and from time to time. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Purchaser concerning any condition or event described in this Section 12 shall be final and binding upon all parties. Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering shareholders.




                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 23, 1998


                            FANT INDUSTRIES INC.


                            By:/s/ Anthony J. Fant
                               ----------------------------
                               Anthony J. Fant
                               President and Chief Executive Officer
                               Fant Industries Inc.


                               /s/ Anthony J. Fant
                               ----------------------------
                               Anthony J. Fant